

Mail Stop 4631

January 22, 2010

Via U.S. mail and facsimile

Mr. Scott Schweinfurth
Executive Vice President and Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

      RE: Form 10-K for the year ended June 30, 2009
             Form 10-Q for the period ended September 30, 2009
             Definitive Proxy Statement on Schedule 14A filed October 27, 2009
             File No. 001-08300

Dear Mr. Schweinfurth:

      We have reviewed your response letter filed on EDGAR on January 6, 2010 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT FILED OCTOBER 27, 2009

Executive Compensation, page 21

Cash Bonus, page 25

Equity Compensation, page 27

1. We note your response to both comments five and six of our letter dated December 14, 2009. We note that in both of your responses you make reference to certain matrices in helping you calculate the ultimate bonus or equity compensation amount; however, you do not disclose what these formulas are. In accordance with Item 402(b)(1)(v) of Regulation S-K, your CD&A you should discuss how you determined the amount, or in this case, the formula for each element of pay. Please advise.

2. Based on your response to comment six of our letter dated December 14, 2009, it appears that the target levels of equity compensation were based upon the compensation committee's market analysis in consultation with Steven Hall & Partners. Your disclosure in the last paragraph of page 6 leaves out the reasons for Mr. Schweinfurth's equity compensation target increase from 110% to 145%.   Please advise.

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant